82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

Fosters Brewing

FOSTER'S
GROUP
Inspiring Global Enjoyment

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Copy of Announcement released to the Australian Stock Exchange.

04010357

With Compliments

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day** 23-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	36,995,482	691,101
4	Total consideration paid or payable for the shares	$165,958,776	$2,980,719

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.33 lowest price paid: $4.30 highest price allowed under rule 7.33: $4.58

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

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Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market (announced on 1 October 2003)

Details of all shares bought back

2	Number of shares bought back	37,686,583
3	Total consideration paid or payable for the shares	$168,939,494.49
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $4.61 date: 9-Jan-04 lowest price: $4.27 date: 11-Feb-04

M/1130129/2

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24 February 2004
Assistant Company Secretary

Print name: Robert Keith Dudfield

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